UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Rule 13d-101

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)*

Old Dominion Freight Line, Inc.

(Name of issuer)

Common Stock, $0.10 par value per share

(Title of class of securities)

    679580100

(CUSIP number)

Joel B. McCarty, Jr.

c/o Old Dominion Freight Line, Inc.

500 Old Dominion Way

Thomasville, North Carolina 27360

(336) 889-5000

(Name, address and telephone number of person authorized to receive notices and communications)

    September 16, 2010

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 679580100
1.	Names of reporting persons Earl E. Congdon
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) N/A
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization U.S.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 1,959,775
	8.	Shared voting power 210,937
	9.	Sole dispositive power 1,959,775
	10.	Shared dispositive power 210,937
11.	Aggregate amount beneficially owned by each reporting person 2,170,712
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
13.	Percent of class represented by amount in Row (11) 3.9%
14.	Type of reporting person (see instructions) IN

CUSIP No. 679580100
1.	Names of reporting persons David S. Congdon
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) N/A
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization U.S.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 1,275,012
	8.	Shared voting power 1,218,727
	9.	Sole dispositive power 1,275,012
	10.	Shared dispositive power 1,218,727
11.	Aggregate amount beneficially owned by each reporting person 2,493,739
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 4.5%
14.	Type of reporting person (see instructions) IN

CUSIP No. 679580100
1.	Names of reporting persons Marilyn M. Congdon
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) N/A
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization U.S.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 135,829
	9.	Sole dispositive power 0
	10.	Shared dispositive power 135,829
11.	Aggregate amount beneficially owned by each reporting person 135,829
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.2%
14.	Type of reporting person (see instructions) IN

CUSIP No. 679580100
1.	Names of reporting persons Kathryn L. Congdon
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) N/A
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization U.S.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 135,829
	9.	Sole dispositive power 0
	10.	Shared dispositive power 135,829
11.	Aggregate amount beneficially owned by each reporting person 135,829
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.2%
14.	Type of reporting person (see instructions) IN

CUSIP No. 679580100
1.	Names of reporting persons Helen S. Congdon
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) N/A
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization U.S.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 516,418
	9.	Sole dispositive power 0
	10.	Shared dispositive power 516,418
11.	Aggregate amount beneficially owned by each reporting person 516,418
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.9%
14.	Type of reporting person (see instructions) IN

CUSIP No. 679580100
1.	Names of reporting persons Audrey L. Congdon
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) N/A
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization U.S.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 632,345
	8.	Shared voting power 2,173,708
	9.	Sole dispositive power 632,345
	10.	Shared dispositive power 2,173,708
11.	Aggregate amount beneficially owned by each reporting person 2,806,053
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 5.0%
14.	Type of reporting person (see instructions) IN

CUSIP No. 679580100
1.	Names of reporting persons Audrey L. Congdon Irrevocable Trust Number Two Dated May 28, 2004
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) N/A
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization North Carolina
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 46,105
	8.	Shared voting power 0
	9.	Sole dispositive power 46,105
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 46,105
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.1%
14.	Type of reporting person (see instructions) OO

CUSIP No. 679580100
1.	Names of reporting persons John B. Yowell
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) N/A
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization U.S.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 1,743,057
	9.	Sole dispositive power 0
	10.	Shared dispositive power 1,743,057
11.	Aggregate amount beneficially owned by each reporting person 1,743,057
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 3.1%
14.	Type of reporting person (see instructions) IN

CUSIP No. 679580100
1.	Names of reporting persons Seth Morgan Yowell Irrevocable Inter Vivos Trust Dated August 25, 2010
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) N/A
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization North Carolina
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 135,829
	8.	Shared voting power 0
	9.	Sole dispositive power 135,829
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 135,829
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.2%
14.	Type of reporting person (see instructions) OO

CUSIP No. 679580100
1.	Names of reporting persons Megan Elise Yowell Irrevocable Inter Vivos Trust Dated August 25, 2010
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) N/A
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization North Carolina
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 135,829
	8.	Shared voting power 0
	9.	Sole dispositive power 135,829
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 135,829
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.2%
14.	Type of reporting person (see instructions) OO

CUSIP No. 679580100
1.	Names of reporting persons Karen C. Pigman
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) N/A
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization U.S.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 866,335
	8.	Shared voting power 888,236
	9.	Sole dispositive power 866,335
	10.	Shared dispositive power 888,236
11.	Aggregate amount beneficially owned by each reporting person 1,754,571
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 3.1%
14.	Type of reporting person (see instructions) IN

CUSIP No. 679580100
1.	Names of reporting persons Melissa A. Penley
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) N/A
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization U.S.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 135,829
	9.	Sole dispositive power 0
	10.	Shared dispositive power 135,829
11.	Aggregate amount beneficially owned by each reporting person 135,829
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.2%
14.	Type of reporting person (see instructions) IN

CUSIP No. 679580100
1.	Names of reporting persons Matthew A. Penley
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) N/A
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization U.S.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 135,829
	9.	Sole dispositive power 0
	10.	Shared dispositive power 135,829
11.	Aggregate amount beneficially owned by each reporting person 135,829
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.2%
14.	Type of reporting person (see instructions) IN

CUSIP No. 679580100
1.	Names of reporting persons Mark A. Penley
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) N/A
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization U.S.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 135,829
	9.	Sole dispositive power 0
	10.	Shared dispositive power 135,829
11.	Aggregate amount beneficially owned by each reporting person 135,829
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.2%
14.	Type of reporting person (see instructions) IN

CUSIP No. 679580100
1.	Names of reporting persons John R. Congdon
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) N/A
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization U.S.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 2,647,655
	8.	Shared voting power 210,937
	9.	Sole dispositive power 2,647,655
	10.	Shared dispositive power 210,937
11.	Aggregate amount beneficially owned by each reporting person 2,858,592
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 5.1%
14.	Type of reporting person (see instructions) IN

CUSIP No. 679580100
1.	Names of reporting persons Natalie N. Congdon Revocable Trust Dated August 29, 1991
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) N/A
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Virginia
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 0
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 0
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.0%
14.	Type of reporting person (see instructions) OO

CUSIP No. 679580100
1.	Names of reporting persons John R. Congdon, Jr.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) N/A
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization U.S.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 1,752,962
	8.	Shared voting power 957,099
	9.	Sole dispositive power 1,752,962
	10.	Shared dispositive power 957,099
11.	Aggregate amount beneficially owned by each reporting person 2,710,061
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 4.8%
14.	Type of reporting person (see instructions) IN

CUSIP No. 679580100
1.	Names of reporting persons Susan C. Terry
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) N/A
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization U.S.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 764,873
	8.	Shared voting power 0
	9.	Sole dispositive power 764,873
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 764,873
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 1.4%
14.	Type of reporting person (see instructions) IN

CUSIP No. 679580100
1.	Names of reporting persons Jeffrey W. Congdon
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) N/A
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization U.S.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 1,945,471
	8.	Shared voting power 957,099
	9.	Sole dispositive power 1,945,471
	10.	Shared dispositive power 957,099
11.	Aggregate amount beneficially owned by each reporting person 2,902,570
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 5.2%
14.	Type of reporting person (see instructions) IN

CUSIP No. 679580100
1.	Names of reporting persons John R. Congdon Trust for Jeffrey Whitefield Congdon, Jr. Dated January 2, 1991
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) N/A
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Virginia
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 327,511
	8.	Shared voting power 0
	9.	Sole dispositive power 327,511
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 327,511
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.6%
14.	Type of reporting person (see instructions) OO

CUSIP No. 679580100
1.	Names of reporting persons John R. Congdon Trust for Mark Ross Congdon Dated January 2, 1991
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) N/A
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Virginia
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 327,763
	8.	Shared voting power 0
	9.	Sole dispositive power 327,763
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 327,763
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.6%
14.	Type of reporting person (see instructions) OO

CUSIP No. 679580100
1.	Names of reporting persons John R. Congdon Trust for Peter Whitefield Congdon Dated January 2, 1991
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) N/A
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Virginia
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 300,325
	8.	Shared voting power 0
	9.	Sole dispositive power 300,325
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 300,325
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.5%
14.	Type of reporting person (see instructions) OO

CUSIP No. 679580100
1.	Names of reporting persons John R. Congdon Trust for Michael Davis Congdon Dated January 2, 1991
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) N/A
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Virginia
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 304,303
	8.	Shared voting power 0
	9.	Sole dispositive power 304,303
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 304,303
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.5%
14.	Type of reporting person (see instructions) OO

CUSIP No. 679580100
1.	Names of reporting persons John R. Congdon Trust for Mary Evelyn Congdon Dated January 2, 1991
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) N/A
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Virginia
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 304,301
	8.	Shared voting power 0
	9.	Sole dispositive power 304,301
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 304,301
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.5%
14.	Type of reporting person (see instructions) OO

CUSIP No. 679580100
1.	Names of reporting persons John R. Congdon Trust for Kathryn Lawson Terry Dated January 2, 1991
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) N/A
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Virginia
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 322,035
	8.	Shared voting power 0
	9.	Sole dispositive power 322,035
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 322,035
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.6%
14.	Type of reporting person (see instructions) OO

CUSIP No. 679580100
1.	Names of reporting persons John R. Congdon Trust for Nathaniel Everett Terry Dated January 2, 1991
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) N/A
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Virginia
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 316,982
	8.	Shared voting power 0
	9.	Sole dispositive power 316,982
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 316,982
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.6%
14.	Type of reporting person (see instructions) OO

1.	Names of reporting persons John R. Congdon Trust for Hunter Andrew Terry Dated January 2, 1991
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) N/A
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Virginia
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 318,082
	8.	Shared voting power 0
	9.	Sole dispositive power 318,082
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 318,082
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.6%
14.	Type of reporting person (see instructions) OO

Item 1.	Security and Issuer

This Schedule 13D/A amends the Schedule 13D originally filed by the Filing Group described therein on September 9, 2010 (the “Original Schedule 13D”) with respect to shares of common stock, $0.10 par value per share (the “Common Stock”), of Old Dominion Freight Line, Inc., a Virginia corporation (the “Company”). The principal executive offices of the Company are located at 500 Old Dominion Way, Thomasville, NC 27360. Except as amended herein, the Original Schedule 13D remains in full force and effect and should be read together with this Amendment No. 1. Capitalized terms used and not defined herein shall have the meanings ascribed to them in the Original Schedule 13D.

Item 2.	Identity and Background

Item 2 is not amended except to the extent that the Common Stock holdings of the members of the Filing Group have been reduced, as described in detail under Items 4 and 5.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is not amended.

Item 4.	Purpose of the Transaction

Item 4 is amended to add the following to the end of the existing disclosure:

Between September 13, 2010 and September 21, 2010, the members of the Filing Group, or trusts of which members of the Filing Group are trustees or co-trustees, sold an aggregate of 874,605 shares of Common Stock in open market transactions pursuant to the 10b5-1 Plans. Information regarding those sales is set forth under Item 5(c) below and is incorporated herein by reference.

Except as set forth herein, the Filing Group does not have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of the instructions to this Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Item 5 is amended and restated in its entirety to read as follows:

(a), (b):

Earl E. Congdon

(a)	Aggregate number of shares of Common Stock beneficially owned: 2,170,712

Percentage: 3.9%

(b)	Sole power to vote or direct the vote: 1,959,775

Shared power to vote or direct the vote: 210,937

Sole power to dispose or direct the disposition: 1,959,775

Shared power to dispose or direct the disposition: 210,937

David S. Congdon

(a)	Aggregate number of shares of Common Stock beneficially owned: 2,493,739

Percentage: 4.5%

(b)	Sole power to vote or direct the vote: 1,275,012

Shared power to vote or direct the vote: 1,218,727

Sole power to dispose or direct the disposition: 1,275,012

Shared power to dispose or direct the disposition: 1,218,727

Marilyn M. Congdon

(a)	Aggregate number of shares of Common Stock beneficially owned: 135,829

Percentage: 0.2%

(b)	Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 135,829

Sole power to dispose or direct the disposition: 0

Shared power to dispose or direct the disposition: 135,829

Kathryn L. Congdon

(a)	Aggregate number of shares of Common Stock beneficially owned: 135,829

Percentage: 0.2%

(b)	Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 135,829

Sole power to dispose or direct the disposition: 0

Shared power to dispose or direct the disposition: 135,829

Helen S. Congdon

(a)	Aggregate number of shares of Common Stock beneficially owned: 516,418

Percentage: 0.9%

(b)	Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 516,418

Sole power to dispose or direct the disposition: 0

Shared power to dispose or direct the disposition: 516,418

Audrey L. Congdon

(a)	Aggregate number of shares of Common Stock beneficially owned: 2,806,053

Percentage: 5.0%

(b)	Sole power to vote or direct the vote: 632,345

Shared power to vote or direct the vote: 2,173,708

Sole power to dispose or direct the disposition: 632,345

Shared power to dispose or direct the disposition: 2,173,708

Audrey L. Congdon Irrevocable Trust Number Two Dated May 28, 2004

(a)	Aggregate number of shares of Common Stock beneficially owned: 46,105

Percentage: 0.1%

(b)	Sole power to vote or direct the vote: 46,105

Shared power to vote or direct the vote: 0

Sole power to dispose or direct the disposition: 46,105

Shared power to dispose or direct the disposition: 0

John B. Yowell

(a)	Aggregate number of shares of Common Stock beneficially owned: 1,743,057

Percentage: 3.1%

(b)	Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 1,743,057

Sole power to dispose or direct the disposition: 0

Shared power to dispose or direct the disposition: 1,743,057

Seth Morgan Yowell Irrevocable Inter Vivos Trust Dated August 25, 2010

(a)	Aggregate number of shares of Common Stock beneficially owned: 135,829

Percentage: 0.2%

(b)	Sole power to vote or direct the vote: 135,829

Shared power to vote or direct the vote: 0

Sole power to dispose or direct the disposition: 135,829

Shared power to dispose or direct the disposition: 0

Megan Elise Yowell Irrevocable Inter Vivos Trust Dated August 25, 2010

(a)	Aggregate number of shares of Common Stock beneficially owned: 135,829

Percentage: 0.2%

(b)	Sole power to vote or direct the vote: 135,829

Shared power to vote or direct the vote: 0

Sole power to dispose or direct the disposition: 135,829

Shared power to dispose or direct the disposition: 0

Karen C. Pigman

(a)	Aggregate number of shares of Common Stock beneficially owned: 1,754,571

Percentage: 3.1%

(b)	Sole power to vote or direct the vote: 866,335

Shared power to vote or direct the vote: 888,236

Sole power to dispose or direct the disposition: 866,335

Shared power to dispose or direct the disposition: 888,236

Melissa A. Penley

(a)	Aggregate number of shares of Common Stock beneficially owned: 135,829

Percentage: 0.2%

(b)	Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 135,829

Sole power to dispose or direct the disposition: 0

Shared power to dispose or direct the disposition: 135,829

Matthew A. Penley

(a)	Aggregate number of shares of Common Stock beneficially owned: 135,829

Percentage: 0.2%

(b)	Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 135,829

Sole power to dispose or direct the disposition: 0

Shared power to dispose or direct the disposition: 135,829

Mark A. Penley

(a)	Aggregate number of shares of Common Stock beneficially owned: 135,829

Percentage: 0.2%

(b)	Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 135,829

Sole power to dispose or direct the disposition: 0

Shared power to dispose or direct the disposition: 135,829

John R. Congdon

(a)	Aggregate number of shares of Common Stock beneficially owned: 2,858,592

Percentage: 5.1%

(b)	Sole power to vote or direct the vote: 2,647,655

Shared power to vote or direct the vote: 210,937

Sole power to dispose or direct the disposition: 2,647,655

Shared power to dispose or direct the disposition: 210,937

Natalie N. Congdon Revocable Trust Dated August 29, 1991

(a)	Aggregate number of shares of Common Stock beneficially owned: 0

Percentage: 0.0%

(b)	Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 0

Sole power to dispose or direct the disposition: 0

Shared power to dispose or direct the disposition: 0

John R. Congdon, Jr.

(a)	Aggregate number of shares of Common Stock beneficially owned: 2,710,061

Percentage: 4.8%

(b)	Sole power to vote or direct the vote: 1,752,962

Shared power to vote or direct the vote: 957,099

Sole power to dispose or direct the disposition: 1,752,962

Shared power to dispose or direct the disposition: 957,099

Susan C. Terry

(a)	Aggregate number of shares of Common Stock beneficially owned: 764,873

Percentage: 1.4%

(b)	Sole power to vote or direct the vote: 764,873

Shared power to vote or direct the vote: 0

Sole power to dispose or direct the disposition: 764,873

Shared power to dispose or direct the disposition: 0

Jeffrey W. Congdon

(a)	Aggregate number of shares of Common Stock beneficially owned: 2,902,570

Percentage: 5.2%

(b)	Sole power to vote or direct the vote: 1,945,471

Shared power to vote or direct the vote: 957,099

Sole power to dispose or direct the disposition: 1,945,471

Shared power to dispose or direct the disposition: 957,099

John R. Congdon Trust for Jeffrey Whitefield Congdon, Jr. Dated January 2, 1991

(a)	Aggregate number of shares of Common Stock beneficially owned: 327,511

Percentage: 0.6%

(b)	Sole power to vote or direct the vote: 327,511

Shared power to vote or direct the vote: 0

Sole power to dispose or direct the disposition: 327,511

Shared power to dispose or direct the disposition: 0

John R. Congdon Trust for Mark Ross Congdon Dated January 2, 1991

(a)	Aggregate number of shares of Common Stock beneficially owned: 327,763

Percentage: 0.6%

(b)	Sole power to vote or direct the vote: 327,763

Shared power to vote or direct the vote: 0

Sole power to dispose or direct the disposition: 327,763

Shared power to dispose or direct the disposition: 0

John R. Congdon Trust for Peter Whitefield Congdon Dated January 2, 1991

(a)	Aggregate number of shares of Common Stock beneficially owned: 300,325

Percentage: 0.5%

(b)	Sole power to vote or direct the vote: 300,325

Shared power to vote or direct the vote: 0

Sole power to dispose or direct the disposition: 300,325

Shared power to dispose or direct the disposition: 0

John R. Congdon Trust for Michael Davis Congdon Dated January 2, 1991

(a)	Aggregate number of shares of Common Stock beneficially owned: 304,303

Percentage: 0.5%

(b)	Sole power to vote or direct the vote: 304,303

Shared power to vote or direct the vote: 0

Sole power to dispose or direct the disposition: 304,303

Shared power to dispose or direct the disposition: 0

John R. Congdon Trust for Mary Evelyn Congdon Dated January 2, 1991

(a)	Aggregate number of shares of Common Stock beneficially owned: 304,301

Percentage: 0.5%

(b)	Sole power to vote or direct the vote: 304,301

Shared power to vote or direct the vote: 0

Sole power to dispose or direct the disposition: 304,301

Shared power to dispose or direct the disposition: 0

John R. Congdon Trust for Kathryn Lawson Terry Dated January 2, 1991

(a)	Aggregate number of shares of Common Stock beneficially owned: 322,035

Percentage: 0.6%

(b)	Sole power to vote or direct the vote: 322,035

Shared power to vote or direct the vote: 0

Sole power to dispose or direct the disposition: 322,035

Shared power to dispose or direct the disposition: 0

John R. Congdon Trust for Nathaniel Everett Terry Dated January 2, 1991

(a)	Aggregate number of shares of Common Stock beneficially owned: 316,982

Percentage: 0.6%

(b)	Sole power to vote or direct the vote: 316,982

Shared power to vote or direct the vote: 0

Sole power to dispose or direct the disposition: 316,982

Shared power to dispose or direct the disposition: 0

John R. Congdon Trust for Hunter Andrew Terry Dated January 2, 1991

(a)	Aggregate number of shares of Common Stock beneficially owned: 318,082

Percentage: 0.6%

(b)	Sole power to vote or direct the vote: 318,082

Shared power to vote or direct the vote: 0

Sole power to dispose or direct the disposition: 318,082

Shared power to dispose or direct the disposition: 0

(c) : Between September 13, 2010 and September 21, 2010, the members of the Filing Group, or trusts of which members of the Filing Group are trustees or co-trustees, sold an aggregate of 874,605 shares of Common Stock in open market transactions pursuant to the 10b5-1 Plans. Information regarding the sales is as follows:

Earl E. Congdon Revocable Trust (Earl E. Congdon, Trustee)

Date	Number of Shares Sold	Weighted Average Price
9/13/10	29,054	$25.4195
9/14/10	20,789	$25.4546
9/15/10	6,774	$25.3434
9/16/10	27,545	$25.9620
9/16/10	8,299	$26.1053
9/17/10	25,050	$26.1302
9/21/10	14,151	$26.0861
Total	131,662

David S. Congdon Revocable Trust (David S. Congdon, Trustee)

Date	Number of Shares Sold	Weighted Average Price
9/13/10	7,763	$25.4195
9/14/10	5,560	$25.4546
9/15/10	1,810	$25.3434
9/16/10	7,364	$25.9620
9/16/10	2,219	$26.1053
9/17/10	6,697	$26.1302
9/21/10	3,783	$26.0861
Total	35,196

Also, on September 3, 2010, David S. Congdon transferred 13,192 shares from his personal account to the David S. Congdon Revocable Trust for no value.

David S. Congdon, as Custodian for Ashlyn L. Congdon

Date	Number of Shares Sold	Weighted Average Price
9/13/10	4,143	$25.4195
9/14/10	2,964	$25.4546
9/15/10	966	$25.3434
9/16/10	3,927	$25.9620
9/16/10	1,183	$26.1053
9/17/10	3,572	$26.1302
9/21/10	2,018	$26.0861
Total	18,773

Marilyn Marie Congdon Revocable Declaration of Trust (Marilyn M. Congdon, Trustee)

Date	Number of Shares Sold	Weighted Average Price
9/13/10	4,143	$25.4195
9/14/10	2,964	$25.4546
9/15/10	966	$25.3434
9/16/10	3,927	$25.9620
9/16/10	1,183	$26.1053
9/17/10	3,572	$26.1302
9/21/10	2,018	$26.0861
Total	18,773

Kathryn Leigh Congdon Revocable Declaration of Trust (Kathryn L. Congdon, Trustee)

Date	Number of Shares Sold	Weighted Average Price
9/13/10	4,143	$25.4195
9/14/10	2,964	$25.4546
9/15/10	966	$25.3434
9/16/10	3,927	$25.9620
9/16/10	1,183	$26.1053
9/17/10	3,572	$26.1302
9/21/10	2,018	$26.0861
Total	18,773

Helen S. Congdon

Date	Number of Shares Sold	Weighted Average Price
9/13/10	647	$25.4195
9/14/10	463	$25.4546
9/15/10	151	$25.3434
9/16/10	614	$25.9620
9/16/10	185	$26.1053
9/17/10	558	$26.1302
9/21/10	315	$26.0861
Total	2,933

Audrey L. Congdon Revocable Trust (Audrey L. Congdon, Trustee)

Date	Number of Shares Sold	Weighted Average Price
9/13/10	8,415	$25.4195
9/14/10	6,021	$25.4546
9/15/10	1,962	$25.3434
9/16/10	7,978	$25.9620
9/16/10	2,403	$26.1053
9/17/10	7,255	$26.1302
9/21/10	4,098	$26.0861
Total	38,132

Audrey L. Congdon Irrevocable Trust Number Two Dated May 28, 2004 (David S. Congdon, Trustee)

Date	Number of Shares Sold	Weighted Average Price
9/13/10	216	$25.4195
9/14/10	154	$25.4546
9/15/10	50	$25.3434
9/16/10	205	$25.9620
9/16/10	62	$26.1053
9/17/10	186	$26.1302
9/21/10	105	$26.0861
Total	978

Seth Morgan Yowell Irrevocable Inter Vivos Trust (Audrey L. Congdon and John B. Yowell, Co-Trustees)

Date	Number of Shares Sold	Weighted Average Price
9/13/10	4,143	$25.4195
9/14/10	2,964	$25.4546
9/15/10	966	$25.3434
9/16/10	3,927	$25.9620
9/16/10	1,183	$26.1053
9/17/10	3,572	$26.1302
9/21/10	2,018	$26.0861
Total	18,773

Megan Elise Yowell Irrevocable Inter Vivos Trust (Audrey L. Congdon and John B. Yowell, Co-Trustees)

Date	Number of Shares Sold	Weighted Average Price
9/13/10	4,143	$25.4195
9/14/10	2,964	$25.4546
9/15/10	966	$25.3434
9/16/10	3,927	$25.9620
9/16/10	1,183	$26.1053
9/17/10	3,572	$26.1302
9/21/10	2,018	$26.0861
Total	18,773

Karen C. Pigman Revocable Trust (Karen C. Pigman, Trustee)

Date	Number of Shares Sold	Weighted Average Price
9/13/10	17,261	$25.4195
9/14/10	12,351	$25.4546
9/15/10	4,025	$25.3434
9/16/10	16,364	$25.9620
9/16/10	4,930	$26.1053
9/17/10	14,882	$26.1302
9/21/10	8,407	$26.0861
Total	78,220

Melissa A. Penley Revocable Trust (Melissa A. Penley, Trustee)

Date	Number of Shares Sold	Weighted Average Price
9/13/10	4,143	$25.4195
9/14/10	2,964	$25.4546
9/15/10	966	$25.3434
9/16/10	3,927	$25.9620
9/16/10	1,183	$26.1053
9/17/10	3,572	$26.1302
9/21/10	2,018	$26.0861
Total	18,773

Matthew A. Penley Revocable Trust (Matthew A. Penley, Trustee)

Date	Number of Shares Sold	Weighted Average Price
9/13/10	4,143	$25.4195
9/14/10	2,964	$25.4546
9/15/10	966	$25.3434
9/16/10	3,927	$25.9620
9/16/10	1,183	$26.1053
9/17/10	3,572	$26.1302
9/21/10	2,018	$26.0861
Total	18,773

Mark A. Penley Revocable Trust (Mark A. Penley, Trustee)

Date	Number of Shares Sold	Weighted Average Price
9/13/10	4,143	$25.4195
9/14/10	2,964	$25.4546
9/15/10	966	$25.3434
9/16/10	3,927	$25.9620
9/16/10	1,183	$26.1053
9/17/10	3,572	$26.1302
9/21/10	2,018	$26.0861
Total	18,773

John R. Congdon Revocable Trust (John R. Congdon, Trustee)

Date	Number of Shares Sold	Weighted Average Price
9/13/10	27,780	$25.4195
9/14/10	19,878	$25.4546
9/15/10	6,477	$25.3434
9/16/10	26,337	$25.9620
9/16/10	8,799	$26.1053
9/17/10	26,560	$26.1302
9/21/10	15,004	$26.0861
Total	130,835

Natalie N. Congdon Revocable Trust Dated August 29, 1991 (John R. Congdon, Trustee)

Date	Number of Shares Sold	Weighted Average Price
9/13/10	3,026	$25.4195
9/14/10	2,166	$25.4546
9/15/10	706	$25.3434
9/16/10	2,869	$25.9620
Total	8,767

John R. Congdon, Jr. Revocable Trust (John R. Congdon, Jr., Trustee)

Date	Number of Shares Sold	Weighted Average Price
9/13/10	6,162	$25.4195
9/14/10	4,409	$25.4546
9/15/10	1,437	$25.3434
9/16/10	5,842	$25.9620
9/16/10	1,760	$26.1053
9/17/10	5,313	$26.1302
9/21/10	3,001	$26.0861
Total	27,924

Susan C. Terry Revocable Trust (Susan C. Terry, Trustee)

Date	Number of Shares Sold	Weighted Average Price
9/13/10	11,340	$25.4195
9/14/10	8,114	$25.4546
9/15/10	2,644	$25.3434
9/16/10	10,751	$25.9620
9/16/10	3,239	$26.1053
9/17/10	9,777	$26.1302
9/21/10	5,523	$26.0861
Total	51,388

Jeffrey W. Congdon Revocable Trust (Jeffrey W.Congdon, Trustee)

Date	Number of Shares Sold	Weighted Average Price
9/13/10	8,371	$25.4195
9/14/10	5,990	$25.4546
9/15/10	1,952	$25.3434
9/16/10	7,937	$25.9620
9/16/10	2,391	$26.1053
9/17/10	7,218	$26.1302
9/21/10	4,077	$26.0861
Total	37,936

John R. Congdon Trust for Jeffrey Whitefield Congdon, Jr. (John R. Congdon, Jr., Trustee)

Date	Number of Shares Sold	Weighted Average Price
9/13/10	5,972	$25.4195
9/14/10	4,273	$25.4546
9/15/10	1,392	$25.3434
9/16/10	5,662	$25.9620
9/16/10	1,706	$26.1053
9/17/10	5,149	$26.1302
9/21/10	2,909	$26.0861
Total	27,063

John R. Congdon Trust for Mark Ross Congdon (John R. Congdon, Jr., Trustee)

Date	Number of Shares Sold	Weighted Average Price
9/13/10	5,972	$25.4195
9/14/10	4,273	$25.4546
9/15/10	1,392	$25.3434
9/16/10	5,662	$25.9620
9/16/10	1,706	$26.1053
9/17/10	5,149	$26.1302
9/21/10	2,909	$26.0861
Total	27,063

John R. Congdon Trust for Peter Whitefield Congdon (Jeffrey W. Congdon, Trustee)

Date	Number of Shares Sold	Weighted Average Price
9/13/10	6,128	$25.4195
9/14/10	4,385	$25.4546
9/15/10	1,429	$25.3434
9/16/10	5,809	$25.9620
9/16/10	1,750	$26.1053
9/17/10	5,283	$26.1302
9/21/10	2,984	$26.0861
Total	27,768

John R. Congdon Trust for Michael Davis Congdon (Jeffrey W. Congdon, Trustee)

Date	Number of Shares Sold	Weighted Average Price
9/13/10	6,214	$25.4195
9/14/10	4,446	$25.4546
9/15/10	1,449	$25.3434
9/16/10	5,891	$25.9620
9/16/10	1,775	$26.1053
9/17/10	5,357	$26.1302
9/21/10	3,026	$26.0861
Total	28,158

John R. Congdon Trust for Mary Evelyn Congdon (Jeffrey W. Congdon, Trustee)

Date	Number of Shares Sold	Weighted Average Price
9/13/10	6,214	$25.4195
9/14/10	4,446	$25.4546
9/15/10	1,449	$25.3434
9/16/10	5,891	$25.9620
9/16/10	1,775	$26.1053
9/17/10	5,357	$26.1302
9/21/10	3,026	$26.0861
Total	28,158

John R. Congdon Trust for Kathryn Lawson Terry (John R. Congdon, Jr. and Jeffrey W. Congdon, Co-Trustees)

Date	Number of Shares Sold	Weighted Average Price
9/13/10	4,488	$25.4195
9/14/10	3,211	$25.4546
9/15/10	1,046	$25.3434
9/16/10	4,255	$25.9620
9/16/10	1,282	$26.1053
9/17/10	3,869	$26.1302
9/21/10	2,186	$26.0861
Total	20,337

John R. Congdon Trust for Nathaniel Everett Terry (John R. Congdon, Jr. and Jeffrey W. Congdon, Co-Trustees)

Date	Number of Shares Sold	Weighted Average Price
9/13/10	3,280	$25.4195
9/14/10	2,347	$25.4546
9/15/10	765	$25.3434
9/16/10	3,109	$25.9620
9/16/10	937	$26.1053
9/17/10	2,828	$26.1302
9/21/10	1,597	$26.0861
Total	14,863

John R. Congdon Trust for Hunter Andrew Terry (John R. Congdon, Jr. and Jeffrey W. Congdon, Co-Trustees)

Date	Number of Shares Sold	Weighted Average Price
9/13/10	1,553	$25.4195
9/14/10	1,112	$25.4546
9/15/10	362	$25.3434
9/16/10	1,473	$25.9620
9/16/10	444	$26.1053
9/17/10	1,339	$26.1302
9/21/10	757	$26.0861
Total	7,040

(d)	None.

(e)	Not applicable, except with respect to the Natalie N. Congdon Revocable Trust, as to which the date is September 16, 2010.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is not amended.

Item 7.	Material to be filed as Exhibits

Exhibit No.	Description

1	Joint Filing Agreement, dated September 9, 2010, between and among the members of the Filing Group, pursuant to Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, incorporated herein by reference from Exhibit 99.1 to the Schedule 13D filed by the Filing Group on September 9, 2010.

2	Power of Attorney executed by the members of the Filing Group authorizing Joel B. McCarty, Jr., J. Wes Frye, John P. Booker, III and Alice G. Gibson, and each of them, to sign and file Schedule 13D and related documents and amendments thereto on behalf of each person or entity who executed such Power of Attorney, incorporated herein by reference from Exhibit 99.2 to the Schedule 13D filed by the Filing Group on September 9, 2010.

3	Form of Rule 10b5-1 Sales Plan between Stifel, Nicolaus & Company, Incorporated and the members of the Filing Group, or trusts of which members of the Filing Group are trustees or co-trustees,

incorporated herein by reference from Exhibit 99.3 to the Schedule 13D filed by the Filing Group on September 9, 2010.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 24, 2010

EARL E. CONGDON

/s/ Joel B. McCarty, Jr., by Power of Attorney
Earl E. Congdon

DAVID S. CONGDON

/s/ Joel B. McCarty, Jr., by Power of Attorney
David S. Congdon

MARILYN M. CONGDON

/s/ Joel B. McCarty, Jr., by Power of Attorney
Marilyn M. Congdon

KATHRYN L. CONGDON

/s/ Joel B. McCarty, Jr., by Power of Attorney
Kathryn L. Congdon

HELEN S. CONGDON

/s/ Joel B. McCarty, Jr., by Power of Attorney
Helen S. Congdon

AUDREY L. CONGDON

/s/ Joel B. McCarty, Jr., by Power of Attorney
Audrey L. Congdon

AUDREY L. CONGDON IRREVOCABLE TRUST NUMBER TWO DATED MAY 28, 2004

By:	/s/ Joel B. McCarty, Jr., by Power of Attorney
David S. Congdon, Trustee

JOHN B. YOWELL

/s/ Joel B. McCarty, Jr., by Power of Attorney
John B. Yowell

SETH MORGAN YOWELL IRREVOCABLE INTER VIVOS TRUST DATED AUGUST 25, 2010

By:	/s/ Joel B. McCarty, Jr., by Power of Attorney
Audrey L. Congdon, Co-Trustee

By:	/s/ Joel B. McCarty, Jr., by Power of Attorney
John B. Yowell, Co-Trustee

MEGAN ELISE YOWELL IRREVOCABLE INTER VIVOS TRUST AUGUST 25, 2010

By:	/s/ Joel B. McCarty, Jr., by Power of Attorney
Audrey L. Congdon, Co-Trustee

By:	/s/ Joel B. McCarty, Jr., by Power of Attorney
John B. Yowell, Co-Trustee

KAREN C. PIGMAN

/s/ Joel B. McCarty, Jr., by Power of Attorney
Karen C. Pigman

MELISSA A. PENLEY

/s/ Joel B. McCarty, Jr., by Power of Attorney
Melissa A. Penley

MATTHEW A. PENLEY

/s/ Joel B. McCarty, Jr., by Power of Attorney
Matthew A. Penley

MARK A. PENLEY

/s/ Joel B. McCarty, Jr., by Power of Attorney
Mark A. Penley

JOHN R. CONGDON

/s/ Joel B. McCarty, Jr., by Power of Attorney
John R. Congdon

NATALIE N. CONGDON REVOCABLE TRUST DATED AUGUST 29, 1991

By:	/s/ Joel B. McCarty, Jr., by Power of Attorney
John R. Congdon, Trustee

JOHN R. CONGDON, JR.

/s/ Joel B. McCarty, Jr., by Power of Attorney
John R. Congdon, Jr.

SUSAN C. TERRY

/s/ Joel B. McCarty, Jr., by Power of Attorney
Susan C. Terry

JEFFREY W. CONGDON

/s/ Joel B. McCarty, Jr., by Power of Attorney
Jeffrey W. Congdon

JOHN R. CONGDON TRUST FOR JEFFREY WHITEFIELD CONGDON, JR. DATED JANUARY 2, 1991

By:	/s/ Joel B. McCarty, Jr., by Power of Attorney
John R. Congdon, Jr., Trustee

JOHN R. CONGDON TRUST FOR MARK ROSS CONGDON DATED JANUARY 2, 1991

By:	/s/ Joel B. McCarty, Jr., by Power of Attorney
John R. Congdon, Jr., Trustee

JOHN R. CONGDON TRUST FOR PETER WHITEFIELD CONGDON DATED JANUARY 2, 1991

By:	/s/ Joel B. McCarty, Jr., by Power of Attorney
Jeffrey W. Congdon, Trustee

JOHN R. CONGDON TRUST FOR MICHAEL DAVIS CONGDON DATED JANUARY 2, 1991

By:	/s/ Joel B. McCarty, Jr., by Power of Attorney
Jeffrey W. Congdon, Trustee

JOHN R. CONGDON TRUST FOR MARY EVELYN CONGDON DATED JANUARY 2, 1991

By:	/s/ Joel B. McCarty, Jr., by Power of Attorney
Jeffrey W. Congdon, Trustee

JOHN R. CONGDON TRUST FOR KATHRYN LAWSON TERRY DATED JANUARY 2, 1991

By:	/s/ Joel B. McCarty, Jr., by Power of Attorney
John R. Congdon, Jr., Co-Trustee

By:	/s/ Joel B. McCarty, Jr., by Power of Attorney
Jeffrey W. Congdon, Co-Trustee

JOHN R. CONGDON TRUST FOR NATHANIEL EVERETT TERRY DATED JANUARY 2, 1991

By:	/s/ Joel B. McCarty, Jr., by Power of Attorney
John R. Congdon, Jr., Co-Trustee

By:	/s/ Joel B. McCarty, Jr., by Power of Attorney
Jeffrey W. Congdon, Co-Trustee

JOHN R. CONGDON TRUST FOR HUNTER ANDREW TERRY DATED JANUARY 2, 1991

By:	/s/ Joel B. McCarty, Jr., by Power of Attorney
John R. Congdon, Jr., Co-Trustee

By:	/s/ Joel B. McCarty, Jr., by Power of Attorney
Jeffrey W. Congdon, Co-Trustee